Exhibit 99.1

Itaú Chile Files Material Event Notice announcing the Results of the Tender Offer launched by ITB Holding Brasil Participações Ltda.

SANTIAGO, Chile, July 10, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCL; SSE: ITAUCL) announced that on July 8, 2023, it filed a Material Event Notice reporting the notice of results of the tender offer launched by ITB Holding Brasil Participações Ltda. (the “Offeror”) both in Chile and in the United States, to acquire up to all of the shares of Itaú Chile not owned by Itaú Unibanco as of June 6, 2023. The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Chile

+56 (2) 2660-1751 / ir@itau.cl / ir.itau.cl